Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Subsidiary

GG Terminal Management Corporation	Delaware
Georgia Gulf Europe, ApS	Denmark
Georgia Gulf Chemicals & Vinyls, L.L.C.	Delaware
Georgia Gulf Lake Charles, L.L.C.	Delaware
Great River Oil & Gas Corporation	Delaware
GGRC Corp.	Delaware